Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 21, 2014

The Board is pleased to announce that the resolutions as set out in the notice of the AGM dated April 16, 2014 were duly passed by the Shareholders by way of poll at the AGM held on May 21, 2014.

Reference is made to the notice of the Annual General Meeting (the “AGM”) of Melco Crown Entertainment Limited (the “Company”) dated April 16, 2014.

The board of directors of the Company (the “Board”) is pleased to announce that the resolutions as set out in the notice of the AGM dated April 16, 2014 were duly passed by the shareholders of the Company (the “Shareholders”), by way of poll at the AGM held on May 21, 2014. Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, was appointed as the scrutineer for the vote-taking at the AGM.

The poll results in respect of all the resolutions proposed at the AGM are set out below:

	Ordinary Resolutions	Number of Votes (%)
		For	Against
1.	To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, and to receive and adopt the audited consolidated financial statements and the directors’ and auditors’ reports for the year ended December 31, 2013.	1,454,958,916 (99.993%)	103,356 (0.007%)
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

2.(a)	To re-elect Mr. Clarence Yuk Man Chung as a non-executive director of the Company.	1,432,250,605 (98.383%)	23,538,384 (1.617%)
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

2.(b)	To re-elect Mr. William Todd Nisbet as a non-executive director of the Company.	1,437,624,880 98.753%	18,160,509 1.247%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

2.(c)	To re-elect Mr. James Andrew Charles MacKenzie as an independent non-executive director of the Company.	1,455,051,397 99.953%	684,639 0.047%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

2.(d)	To re-elect Mr. Thomas Jefferson Wu as an independent non-executive director of the Company.	1,447,349,656 99.421%	8,433,369 0.579%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

3.	To authorize the board of directors to fix the remuneration of the directors of the Company.	1,436,009,395 99.412%	8,490,771 0.588%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To ratify the appointment of and re-appoint the independent auditors of the Company, Deloitte Touche Tohmatsu, and to authorize the board of directors to fix their remuneration.	1,455,242,194 99.933%	969,291 0.067%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To grant a general and unconditional mandate to the board of directors to issue new shares of the Company not exceeding 20% of the issued share capital of the Company as at the date of passing this resolution.	1,175,492,514 80.735%	280,489,555 19.265%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

6.	To grant a general and unconditional mandate to the board of directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company as at the date of passing this resolution.	1,455,316,243 99.960%	584,199 0.040%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

7.	To extend the general mandate granted to the board of directors to issue new shares of the Company by the aggregate nominal amount of shares repurchased by the Company, provided that such amount shall not exceed 10% of the issued share capital of the Company as at the date of passing this resolution.	1,176,615,479 80.830%	279,054,482 19.170%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

As of the date of the AGM, the total number of issued shares of the Company was 1,666,633,448, which was the total number of shares entitling the Shareholders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any Shareholders to cast votes of the proposed resolutions at the AGM and there were no shares entitling the Shareholders to attend and vote only against any of the proposed resolutions at the AGM. No Shareholder was required to abstain from voting at the AGM for approving the resolutions proposed at the AGM.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, May 21, 2014

As at the date of this announcement, the Board comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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